Exhibit 21.1
Subsidiaries of Oplink Communications, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Shanghai Oplink Communications, Inc.	Shanghai, China
Zhuhai FTZ Oplink Communications, Inc.	Zhuhai, China
Zhuhai FTZ Oplink Optical Communications, Inc.	Zhuhai, China
Zhuhai FTZ Telelight Communications, Inc.	Zhuhai, China
Oplink Macau Commercial Services Company Limited	Macau, China
Accumux Technologies, Inc.	California, USA
Cayman Oplink Communications, Inc.	Cayman Islands, B.W.I.
King Galaxy International Limited	British Virgin Islands